FILE NO 1-9945

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2004

National Australia Bank Limited

ACN 004 044 937

(Registrant’s Name)

Level 24

500 Bourke Street

MELBOURNE VICTORIA 3000

AUSTRALIA

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

Group Corporate Affairs National Australia Bank Limited ABN 12004044937

500 Bourke Street Melbourne Victoria 3000 Australia

ASX Announcement

Melbourne, Wednesday 3 November 2004

Changes and revisions to National’s results format

The National wishes to advise changes to its Full Year Results announcement pack format and revisions to prior period numbers. Previously reported Group profit numbers have not changed.

A summary of revisions to prior period numbers are:

1)              September 2003 and March 2004 non-accrual loan balances will be revised upward by $254 million and $263 million respectively. This amount relates to a single exposure within Corporate & Institutional Banking, which is adequately provided for. Previously accrued interest of $38 million will be written-back during the September 2004 half year. The exposure had previously been classified as 90 days past due at 30 September 2003 and 31 March 2004.

2)              The balance of loans reported as 90 days past due at 30 September 2003 and 31 March 2004 has been revised following the implementation of new processes. The revised balances are $492 million at 30 September 2003 (previously $360 million) and $563 million at 31 March 2004 (previously $434 million), after adjusting for the non-accrual exposure referred to above.

3)              Risk-weighted assets at 30 September 2003 and 31 March 2004 have been revised upward by $1,901 million to $254,266 million and $1,438 million to $278,239 million respectively. The revision primarily relates to New Zealand and the reporting of unutilised limits in Corporate & Institutional Banking and to capture additional retail lending products. Certain categories of residential mortgages across risk-weightings were also reclassified.

4)              Changes have been made to the classification of average interest-bearing liabilities between categories on the average balance sheet.

5)              A change has been made to the classification of interest income/expense in relation to certificates of deposit, such that these amounts are now recorded on a net basis rather than gross.

6)              The calculation of diluted earnings per share for the half year to March 2004 took account of the interest expense on the ExCaps after booking the tax benefit. Removing the tax benefit from the calculation increases the diluted cash earnings per share from 119.9 cents to 121.1 cents.

Further details on these revisions and additional disclosures are provided in the attached explanation and pro forma results template.

2

Changes from National Australia Bank’s Half Year Results Announcement on 12 May 2004 to the Full Year Results Announcement on 10 November 2004

Page references refer to the Full Year Results Announcement Template (attached)

Additional Wealth Management-related disclosures

Management Discussion & Analysis – Wealth Management (page 20)

Additional disclosures relating to the Wealth Management business will be provided as follows:

•                  Reconciliation of movement in funds under management and administration

•                  Reconciliation of movement in annual inforce premiums

•                  Shareholders retained profits and capital from life business asset mix

Consolidation of Excess Capital and Group Funding results

Management Discussion & Analysis – Other (incl. Group Funding & Corp. Centre) (page 29)

Previously within the Group’s segment reporting the ‘Other’ segment was broken out between Excess Capital, Group Funding and Corporate Centre within the Divisional Performance Analysis – Management Discussion & Analysis section. Excess Capital has now been consolidated into Group Funding.

Additional net interest margin reconciliation

Note 2. Net Interest Margins & Spreads (page 37)

A reconciliation has been provided between the net interest margin for each of the operating divisions and the net interest margin for the Group has been included.

Reclassification of interest in relation to certificates of deposit

Note 2. Net Interest Income (page 35) and Note 4. Average Balance Sheet (page 39)

A change has been made to the classification of interest income/expense in relation to certificates of deposit, such that these amounts are now recorded on a net basis rather than gross. The amount of the misclassification in relation to the half year to March 2004 was $109 million and the year to September 2003 was $78 million.

There is no impact on / change to net profit, net interest income, net interest spread, net interest margin or average asset or average liability balances.

3

Reclassification of average balance sheet categories

Note 4. Average Balance Sheet (page 39)

A change has been made to the classification of average interest-bearing liabilities between categories on the average balance sheet. This has been undertaken to improve the consistency between the classification of categories between the Summary of Financial Position (spot) and the Average Balance Sheet.

The gross up of trading derivatives (non-Australian) in the average balance sheet has been revised, resulting in a change in total average assets, but no change in interest-earning assets.

Restatement of non-accrual loans

Note 11. Asset Quality (page 54)

At 30 September 2001 through to 31 March 2004, a certain Australian exposure was classified as performing, (although from 30 September 2003 to 31 March 2004 this exposure was classified as past due 90 days). However, the classification of this exposure as non-accrual during this period is now considered more appropriate, and comparative information for these years has been restated to include the balance of this exposure (including accrued interest) of $263 million at 31 March 2004 and $254 million at 30 September 2003.

Restatement of past due 90 day loans

Note 11. Asset Quality (page 55)

90 day past due loans are well-secured loans that accrue interest, but are in arrears 90 days or more. These loans are not classified as impaired assets.

In addition to the above restatement of one large Australian exposure as non-accrual, the Group has revised its data collection procedures used to establish its 90 day past due exposures. This process now includes loans that are identified by the internal categories, ‘watch’ or ‘substandard’, and are in arrears 90 days or more.

In summary, comparative information has been restated as follows:

90 days past due	31 Mar 2004	30 Sep 2003
	$m	$m
Previously reported	434	360
Loan reclassified as non-accrual	(263)	(254)
Revised data	392	386
Restated comparative	563	492

4

Revision to risk-weighted assets

Note 15. Capital Adequacy (page 61)

The revision primarily relates to New Zealand and the reporting of unutilised limits in Corporate & Institutional Banking and to capture additional retail lending products. Certain categories of residential mortgages across risk-weightings were also reclassified.

As a result risk-weighted assets as at 30 September 2003 and 31 March 2004 have been restated/increased by $1,901 million and $1,438 million respectively.

Additional disclosures re: the treatment of the Wealth Management business for capital adequacy purposes

Note 15. Capital Adequacy (page 63)

Under guidelines issued by APRA, life insurance and funds management activities are excluded from the calculation of risk-weighted assets, and the controlled entities are deconsolidated for the purposes of calculating capital adequacy. Profits from Wealth Management only benefit the Group’s regulatory capital position to the extent they are remitted to the Group by way of dividend. The total deduction from the Group’s capital position in respect of Wealth Management entities at 31 March 2004 of $5,905 million, 30 September 2003 of $5,697 million.

A reconciliation between the market value of NAFiM subsidiaries and Wealth Management capital deduction has been provided in the Results Announcement.

Treatment of interest expense relating to the exchangeable capital units (ExCaps)

Note 16. Cash earnings per share (page 64)

From 1 October 2003 the Group elected not to book the tax benefit on the interest expense relating to ExCaps following the receipt of an ATO assessment.

The calculation of diluted earnings per share for the half year to March 2004 took account of the interest expense on the ExCaps after booking the tax benefit. Removing the tax benefit from the calculation increases the diluted cash earnings per share from 119.9 cents to 121.1 cents.

For further information:

Brandon Phillips	Samantha Evans
Group Manager, Group Corporate Relations	Group Communications Adviser
03 8641 3857 work	03 8641 4982 work
0419 369 058 mobile	0404 883 509 mobile

Callum Davidson	Hany Messieh
Head of Group Investor Relations	Manager, Investor Relations
03 8641 4964 work	03 8641 2312 work
0411 117 984 mobile	0414 446 876 mobile

Or visit www.nabgroup.com

5

RESULTS TEMPLATE FOR THE YEAR ENDED

30 SEPTEMBER 2004

Table of Contents

Section 1	Financial Summary

Section 2	Group Profitability and Capital

Section 3	Divisional Performance Analysis

Section 4	Detailed Financial Information

National Australia Bank Limited

ABN 12 004 044 937

TABLE OF CONTENTS

Section 1 - Financial Summary
Divisional Performance Summary
Group Performance Summary
Regional Performance Summary
Summary of Financial Position
Group Key Performance Measures

Section 2 - Group Profitability and Capital
Capital and Performance Measures Economic Value Added (EVA)

Section 3 - Divisional Performance Analysis
Total Banking
Retail Banking
Financial Services Australia
Financial Services Europe
Financial Services New Zealand
Corporate & Institutional Banking
Wealth Management
Other (incl. Group Funding & Corporate Centre)

Section 4 - Detailed Financial Information
1. Performance Summary by Division
2. Net Interest Income
3. Net Interest Margins & Spreads
4. Average Balance Sheet & Related Interest
5. Gross Loans & Advances
6. Net Life Insurance Income
7. Revenue
8. Expenses
9. Full Time Equivalent Employees
10. Doubtful Debts
11. Asset Quality
12. Income Tax Reconciliation
13. Significant Items
14. Exchange Rates
15. Capital Adequacy
16. Cash Earnings per Share
17. Risk Management

SECTION 1

RESULTS FOR THE YEAR ENDED 30 SEPTEMBER 2004

FINANCIAL SUMMARY

DIVISIONAL PERFORMANCE SUMMARY

				Fav / (Unfav)			Fav / (Unfav)
		Half Year to		Change on	Year to		Change on
	Note	Sep 04	Mar 04	Mar 04	Sep 04	Sep 03	Sep 03
		$m	$m	%	$m	$m	%
Cash earnings (1)
Retail Banking
Financial Services Australia	1		999			1,871
Financial Services Europe	1		308			897
Financial Services New Zealand	1		158			311
Retail Banking			1,465			3,079
Corporate & Institutional Banking (2)	1		375			877
Other (incl. Group Funding and Corporate Centre) (2)	1		(117)			(77)
Total Banking			1,723			3,879
Wealth Management operating profit (2) (3)	1		221			374
Cash earnings before significant items and distributions			1,944			4,253
Distributions			(94)			(183)
Cash earnings before significant items			1,850			4,070
Weighted av no. of ordinary shares (million)	16		1,505			1,516
Cash earnings per share before significant items (cents)	16		122.9			268.5
Diluted cash earnings per share before significant items (cents)	16		121.1			262.3
Reconciliation to net profit
Cash earnings before significant items			1,850			4,070
Adjusted for:
Significant items after tax	13		127			—
Cash earnings after significant items			1,977			4,070
Adjusted for:
Net profit/(loss) attributable to outside equity interest			63			(8)
Distributions			94			183
Wealth Management revaluation profit/(loss)			148			(200)
Goodwill amortisation			(53)			(98)
Net profit			2,229			3,947
Net (profit)/loss attributable to outside equity interest			(63)			8
Net profit attributable to members of the Company			2,166			3,955
Distributions			(94)			(183)
Earnings attributable to ordinary shareholders			2,072			3,772

(1)       Cash earnings is a performance measure used by the management of the Group.

(2)       Cash earnings after outside equity interest.

(3)       Refers to net profit generated through the Wealth Management operations. It excludes revaluation profit/(loss) after tax.

GROUP PERFORMANCE SUMMARY

				Fav / (Unfav)			Fav / (Unfav)
		Half Year to		Change on	Year to		Change on
	Note	Sep 04	Mar 04	Mar 04	Sep 04	Sep 03	Sep 03
		$m	$m	%	$m	$m	%
Banking (1)
Net interest income	2		3,519			7,302
Other operating income (1) (2)	7		2,044			4,277
Banking net operating income (1)			5,563			11,579
Wealth Management
Net interest income	2		66			117
Net life insurance income (3)	6		455			444
Other operating income (2)	7		412			733
Net operating income			6,496			12,873
Banking operating expenses (1)	8		(2,800)			(5,548)
Wealth Management operating expenses (4)	8		(436)			(806)
Charge to provide for doubtful debts	10		(305)			(633)
Cash earnings before tax			2,955			5,886
Banking income tax expense (1)	12		(730)			(1,512)
Wealth Management income tax benefit/(expense)	12		(218)			(129)
Cash earnings before significant items, distributions and outside equity interest			2,007			4,245
Wealth Management revaluation profit/(loss) after tax	1		148			(200)
Goodwill amortisation			(53)			(98)
Net profit before significant items			2,102			3,947
Significant items after tax	13		127			—
Net profit			2,229			3,947
Net (profit)/loss attributable to outside equity interest
Wealth Management			(58)			16
Corporate & Institutional Banking			(5)			(9)
Other			—			1
Net profit attributable to members of the Company			2,166			3,955
Distributions			(94)			(183)
Earnings attributable to ordinary shareholders			2,072			3,772

(1)       Banking refers to Total Banking adjusted for eliminations. Refer to note 1 for further details.

(2)       Other operating income excludes net interest income, net life insurance income and revaluation profit/(loss).

(3)       Net life insurance income is the profit before tax excluding net interest income of the statutory funds of the life insurance companies of the Group.

(4)       Operating expenses excludes life insurance expenses incorporated within net life insurance income.

REGIONAL PERFORMANCE SUMMARY

			Fav /			Fav /
			(Unfav)			(Unfav)
	Half Year to		Change on	Year to		Change on
	Sep 04	Mar 04	Mar 04	Sep 04	Sep 03	Sep 03
	$m	$m	%	$m	$m	%
Cash earnings
Australia
Retail Banking (1)		991			1,854
Corporate & Institutional Banking		199			390
Wealth Management		190			327
Other		(181)			(146)
Total Australia		1,199			2,425
Europe
Retail Banking (1)		309			899
Corporate & Institutional Banking		82			253
Wealth Management		14			26
Other		(11)			(104)
Total Europe		394			1,074
New Zealand
Retail Banking (1)		165			326
Corporate & Institutional Banking		59			142
Wealth Management		5			2
Other		(11)			(11)
Total New Zealand		218			459
United States
Corporate & Institutional Banking		17			48
Other		77			165
Total United States		94			213
Asia
Corporate & Institutional Banking		18			44
Wealth Management		12			19
Other		9			19
Total Asia		39			82
Cash earnings before significant items and distributions		1,944			4,253

(1)       Regional Retail Banking results differ from Financial Services Australia, Europe and New Zealand primarily due to the inclusion of the global fleet management business units within Financial Services Australia.

Refer to the Divisional Performance Summary on page 2 for a reconciliation of cash earnings before significant items and distributions to net profit.

SUMMARY OF FINANCIAL POSITION

		As at			Change on
	Note	Sep 04	Mar 04	Sep 03	Mar 04	Sep 03
		$m	$m	$m	%	%
Assets
Cash and other liquid assets			11,641	8,405
Due from other financial institutions			20,200	29,234
Due from customers on acceptances			14,988	19,562
Trading securities			25,691	23,724
Trading derivatives			24,352	23,644
Available for sale securities			2,794	6,513
Investment securities			7,099	8,647
Investments relating to life ins. business			37,982	35,846
Loans and advances			233,987	225,735
Shares in entities and other securities			867	1,445
Regulatory deposits			436	225
Property, plant and equipment			2,483	2,498
Income tax assets			1,248	1,203
Goodwill			682	740
Other assets			11,130	10,050
Total assets			395,580	397,471
Liabilities
Due to other financial institutions			43,968	52,530
Liability on acceptances			14,988	19,562
Trading derivatives			21,046	21,479
Deposits and other borrowings			210,624	201,194
Life insurance policy liabilities			34,059	32,457
Income tax liabilities			1,238	1,537
Provisions			1,143	1,262
Bonds, notes and subordinated debt			25,204	24,257
Other debt issues			1,693	1,743
Other liabilities			13,707	14,239
Net assets			27,910	27,211
Equity
Ordinary shares			6,029	6,078
Preference shares			—	730
National Income Securities			1,945	1,945
Trust Preferred Securities			975	975
Contributed equity	15		8,949	9,728
Reserves	15		784	893
Retained profits	15		14,619	13,786
Total equity parent entity interest			24,352	24,407
Outside equity interest in controlled entities	15
Wealth Management			3,385	2,614
Corporate & Institutional Banking			173	190
Total equity			27,910	27,211

GROUP KEY PERFORMANCE MEASURES

		Half Year to		Year to
	Note	Sep 04	Mar 04	Sep 04	Sep 03
Shareholder measures
EVA® ($ million) (1)			978		2,259
Earnings per share (cents)
Cash earnings per ordinary share before significant items (2)	16		122.9		268.5
Diluted cash earnings per share before significant items (2)	16		121.1		262.3
Cash earnings per ordinary share after significant items (2)			131.4		268.5
Earnings per ordinary share before significant items			129.2		248.8
Earnings per ordinary share after significant items			137.7		248.8
Weighted average ordinary shares (no. million)	16		1,505		1,516
Weighted average diluted shares (no. million)	16		1,574		1,586
Dividends per share (cents)			83		163
Performance (after non-cash items) (3)
Return on average equity before significant items			18.8%		18.3%
Return on average equity after significant items			20.0%		18.3%
Return on average assets before significant items			0.96%		0.96%
Net interest income
Net interest spread	3		1.95%		2.18%
Net interest margin	3		2.40%		2.53%
Profitability (before significant items)
Cash earnings per average FTE ($’000)			86		95
Banking cost to income ratio (4)			50.9%		48.4%

		As at
		Sep 04	Mar 04	Sep 03
Capital
Tier 1 ratio	15		7.43%	7.76%
Tier 2 ratio	15		2.92%	3.27%
Deductions	15		(1.05)%	(1.41)%
Total capital ratio	15		9.30%	9.62%
Adjusted common equity ratio	15		5.33%	4.92%
Assets ($ bn)
Gross loans and acceptances			253	249
Risk-weighted assets	15		278	254
Off-balance sheet assets ($ bn)
Funds under management and administration			77	73
Assets under custody and administration			397	311
Asset quality
Gross non-accrual loans to gross loans and acceptances	11		0.57%	0.65%
Net impaired assets to total equity (parent entity interest)	11		4.1%	5.0%
General provision to risk-weighted assets	11		0.64%	0.71%
Specific provision to gross impaired assets	11		33.5%	28.3%
General and specific provisions to gross impaired assets	11		157.8%	138.0%
Other information
Full-time equivalent employees (no.)	9		43,282	42,540

(1)       Economic Value Added (EVA ®) is a registered trademark of Stern Stewart & Co.

(2)       Cash earnings attributable to ordinary shareholders excludes revaluation profits/(losses) after tax and goodwill amortisation.

(3)       Includes non-cash items, ie. revaluation profits/(losses) after tax and goodwill amortisation.

(4)       Total Banking cost to income ratio is before eliminations (refer note 1). Costs include total expenses excluding significant items, goodwill amortisation, the charge to provide for doubtful debts and interest expense. Income includes total revenue excluding significant items and net of interest expense.

SECTION 2

RESULTS FOR THE YEAR ENDED 30 SEPTEMBER 2004

GROUP PROFITABILITY & CAPITAL

Management Discussion & Analysis – Capital & Performance Measures

CAPITAL & PERFORMANCE MEASURES

Performance Measures

Economic Value Added (EVA®)

			Fav/			Fav/
			(Unfav)			(Unfav)
	Half Year to		Change on	Year to		Change on
	Sep 04	Mar 04	Mar 04	Sep 04	Sep 03	Sep 03
	$m	$m	%	$m	$m	%
Cash earnings before significant items		1,850		4,070
Tax rate variance (1)		41		(7)
Imputation credits benefit (2)		360		727
EVA® net operating profit after tax		2,251		4,790
Average shareholders equity		27,055		24,111
Add average cumulative goodwill amortisation		1,724		1,648
Add/(deduct) average significant items		(64)		—
Deduct average other equity instruments (3)		(6,422)		(3,532)
Deduct average cumulative WM revaluation		(152)		(220)
Average economic capital		22,141		22,007
Capital charge		(1,273)		(2,531)
EVA®		978		2,259

(1)       Difference between the EVA® tax rate of 30% and the effective tax rate.

(2)       Imputation credits are measured at 70% of Australian tax.

(3)       Other equity instruments are National Income Securities, Trust Preferred Securities, preference share capital and outside equity interest.

SECTION 3

RESULTS FOR THE YEAR ENDED 30 SEPTEMBER 2004

DIVISIONAL PERFORMANCE ANALYSIS

Management Discussion & Analysis – Total Banking

TOTAL BANKING

Total Banking includes Retail Banking, Corporate & Institutional Banking and Other (including Group Funding and Corporate Centre). It excludes Wealth Management.

Performance Summary

	Year to		Fav / (Unfav) Change on Sep 03
Comparison to September 2003 year	Sep 04	Sep 03		Ex FX (1)
	$m	$m	%	%
Net interest income		7,302
Other operating income (2)		4,394
Total income		11,696
Pension fund expense		(207)
Other operating expenses (2)		(5,458)
Underlying profit		6,031
Charge to provide for doubtful debts		(632)
Cash earnings before tax		5,399
Income tax expense		(1,512)
Cash earnings before significant items and outside equity interest		3,887
Net profit attributable to outside equity interest		(8)
Cash earnings before significant items		3,879

	Half Year to		Fav / (Unfav) Change on Mar 04
Comparison to March 2004 half	Sep 04	Mar 04		Ex FX (1)
	$m	$m	%	%
Net interest income		3,519
Other operating income (2)		2,110
Total income		5,629
Pension fund expense		(136)
Other operating expenses (2)		(2,730)
Underlying profit		2,763
Charge to provide for doubtful debts		(305)
Cash earnings before tax		2,458
Income tax expense		(730)
Cash earnings before significant items and outside equity interest		1,728
Net profit attributable to outside equity interest		(5)
Cash earnings before significant items		1,723

Key Performance Measures

	Half Year to		Year to
	Sep 04	Mar 04	Sep 04	Sep 03
Performance & profitability
Cost to income ratio		50.9%		48.4%

(1)       Change expressed at constant foreign exchange rates.

(2)       Total Banking is before inter-divisional eliminations.

Management Discussion & Analysis – Retail Banking

RETAIL BANKING

The regional Retail Banking Divisions include the business, agribusiness and consumer financial services retailers, as well as cards, payments and leasing units together with supporting Customer Service and Operations. These operate in Australia, Europe and New Zealand. They exclude Wealth Management, Corporate & Institutional Banking and Other (including Group Funding & Corporate Centre).

	Year to		Fav / (Unfav) Change on Sep 03
Comparison to September 2003 year	Sep 04	Sep 03		Ex FX (1)
	$m	$m	%	%
Net interest income		6,497
Other operating income (2)		3,217
Total income		9,714
Pension fund expense		(176)
Other operating expenses (2)		(4,538)
Underlying profit		5,000
Charge to provide for doubtful debts		(566)
Cash earnings before tax		4,434
Income tax expense		(1,355)
Cash earnings before significant items		3,079

	Half Year to		Fav / (Unfav) Change on Mar 04
Comparison to March 2004 half	Sep 04	Mar 04		Ex FX (1)
	$m	$m	%	%
Net interest income		3,177
Other operating income (2)		1,559
Total income		4,736
Pension fund expense		(119)
Other operating expenses (2)		(2,276)
Underlying profit		2,341
Charge to provide for doubtful debts		(217)
Cash earnings before tax		2,124
Income tax expense		(659)
Cash earnings before significant items		1,465

(1)  Change expressed at constant foreign exchange rates.

(2)       Retail Banking is the sum total of Financial Services Australia, Financial Services New Zealand and Financial Services Europe, before inter-divisional eliminations.

Management Discussion & Analysis – Financial Services Australia

FINANCIAL SERVICES AUSTRALIA

Performance Summary

			Fav / (Unfav)			Fav / (Unfav)
	Half Year to		Change on	Year to		Change on
	Sep 04	Mar 04	Mar 04	Sep 04	Sep 03	Sep 03
	$m	$m	%	$m	$m	%
Net interest income		1,799			3,519
Other operating income		989			1,950
Total income		2,788			5,469
Pension fund expense		(29)			(82)
Other operating expenses		(1,225)			(2,420)
Underlying profit		1,534			2,967
Charge to provide for doubtful debts		(105)			(298)
Cash earnings before tax		1,429			2,669
Income tax expense		(430)			(798)
Cash earnings before significant items (1)		999			1,871

(1)       Refer to Note 1 for a reconciliation of Financial Services Australia’s result to Group net profit.

Key Performance Measures

Performance & profitability
Return on average assets (annualised)	1.33%	1.39%
Cost to income ratio	45.0%	45.7%
Cash earnings per average FTE (annualised) ($’000)	115	104

Net interest income
Net interest margin	2.91%	3.14%
Net interest spread	2.39%	2.68%
Average balance sheet ($bn)
Gross loans and acceptances	145.0	132.4
Interest-earning assets	122.5	111.2
Retail deposits	65.4	60.6

	As at
	Sep 04	Mar 04	Sep 03
Asset quality
Gross non-accrual loans ($m)		429	494
Gross loans and acceptances ($bn)		148.8	140.5
Gross non-accrual loans to gross loans and acceptances		0.29%	0.35%
Specific provision to gross impaired assets		34.0%	27.6%
Full-time equivalent employees (FTE)		17,663	17,233

	As at
	Sep 04	Mar 04	Sep 03
Market share (1)
Housing		14.6%	14.9%
Business (including Corporate & Institutional Banking)		19.0%	19.2%
Other Personal		15.7%	16.1%
Retail deposits (Personal & Business)		15.0%	14.7%

(1)       Source: RBA

Management Discussion & Analysis – Financial Services Europe

FINANCIAL SERVICES EUROPE

Performance Summary

			Fav / (Unfav)			Fav / (Unfav)
	Half Year to		Change on	Year to		Change on
Australian dollars	Sep 04	Mar 04	Mar 04	Sep 04	Sep 03	Sep 03
	$m	$m	%	$m	$m	%
Net interest income		1,043			2,327
Other operating income		410			938
Total income		1,453			3,265
Pension fund expense		(92)			(93)
Other operating expenses		(803)			(1,626)
Underlying profit		558			1,546
Charge to provide for doubtful debts		(100)			(247)
Cash earnings before tax		458			1,299
Income tax expense		(150)			(402)
Cash earnings before significant items (1)		308			897

(1) Refer to Note 1 for a reconciliation of Financial Services Europe’s result to Group net profit.

Pounds sterling	£m	£m	%	£m	£m	%
Net interest income		436			887
Other operating income		172			357
Total income		608			1,244
Pension fund expense		(39)			(36)
Other operating expenses		(335)			(621)
Underlying profit		234			587
Charge to provide for doubtful debts		(42)			(94)
Cash earnings before tax		192			493
Income tax expense		(63)			(153)
Cash earnings before significant items		129			340

Key Performance Measures

	Half Year to		Fav / (Unfav) Change on	Year to		Fav / (Unfav) Change on
	Sep 04	Mar 04	Mar 04	Sep 04	Sep 03	Sep 03
	£m	£m	%	£m	£m	%
Performance & profitability
Return on average assets (annualised)		0.97%			1.36%
Cost to income ratio		61.5%			52.8%
Cost to income ratio (excl. pension fund expense)		55.1%			49.9%
Cash earnings per average FTE (annualised) (£’000)		22			29
Net interest income
Net interest margin		4.16%			4.30%
Net interest spread		3.69%			3.82%
Average balance sheet (£bn)
Gross loans and acceptances		19.1			18.3
Interest-earning assets		20.6			20.3
Retail deposits		14.9			14.6

	As at
	Sep 04	Mar 04	Sep 03
Asset quality
Gross non-accrual loans (£m)		101	122
Gross loans and acceptances (£bn)		19.2	18.7
Gross non-accrual loans to gross loans and acceptances		0.53%	0.65%
Specific provision to gross impaired assets		43.7%	39.9%
Full-time equivalent employees (FTE)		11,661	11,411

Management Discussion & Analysis – Financial Services New Zealand

FINANCIAL SERVICES NEW ZEALAND

Performance Summary

			Fav / (Unfav)			Fav / (Unfav)
	Half Year to		Change on	Year to		Change on
Australian dollars	Sep 04	Mar 04	Mar 04	Sep 04	Sep 03	Sep 03
	$m	$m	%	$m	$m	%
Net interest income		335			651
Other operating income		160			329
Total income		495			980
Operating expenses		(246)			(493)
Underlying profit		249			487
Charge to provide for doubtful debts		(12)			(21)
Cash earnings before tax		237			466
Income tax expense		(79)			(155)
Cash earnings before significant items (1)		158			311

(1)       Refer to Note 1 for a reconciliation of Financial Services New Zealand’s result to Group net profit.

New Zealand dollars	NZ$m	NZ$m	%	NZ$m	NZ$m	%
Net interest income		382			725
Other operating income		182			367
Total income		564			1,092
Operating expenses		(280)			(549)
Underlying profit		284			543
Charge to provide for doubtful debts		(14)			(23)
Cash earnings before tax		270			520
Income tax expense		(90)			(173)
Cash earnings before significant items		180			347

Key Performance Measures

Performance & profitability
Return on average assets (annualised)	1.17%	1.25%
Cost to income ratio	49.6%	50.3%
Cash earnings per average FTE (annualised) (NZ$’000)	85	81
Net interest income
Net interest margin	2.56%	2.71%
Net interest spread	2.78%	3.00%
Average balance sheet (NZ$bn)
Gross loans and acceptances	25.6	23.5
Interest-earning assets	29.6	26.6
Retail deposits	16.6	15.9

	As at
	Sep 04	Mar 04	Sep 03
Asset quality
Gross non-accrual loans (NZ$m)		39	30
Gross loans and acceptances (NZ$bn)		26.2	24.6
Gross non-accrual loans to gross loans and acceptances		0.15%	0.12%
Specific provision to gross impaired assets		59.5%	34.5%
Full-time equivalent employees (FTE)		4,238	4,257
Market share
Cards		30.2%	30.6%
Housing		15.6%	15.6%
Agribusiness		18.5%	18.8%
Retails deposits		19.0%	19.1%

(1)       Source: RBNZ

Management Discussion & Analysis – Corporate & Institutional Banking

CORPORATE & INSTITUTIONAL BANKING

Corporate & Institutional Banking (CIB) is responsible for managing the Group’s relationships with large corporate clients and financial institutions worldwide. CIB operates through an international network of offices in Australia, Europe, New Zealand, North America and Asia.

CIB comprises Corporate Banking, Markets, Specialised Finance, Financial Institutions Group, Transactional Solutions and a Support Services unit. The business also incorporates Custodian Services, which provides custody and related services to institutions within the Australian, NZ and UK markets.

Performance Summary

	Year to		Fav / (Unfav) Change on
	Sep 04	Sep 03	Sep 03	Sep 03
				Ex FX(1)
	$m	$m	%	%
Net interest income		848
Other operating income		1,102
Total income		1,950
Operating expenses		(755)
Underlying profit		1,195
Charge to provide for doubtful debts		(70)
Cash earnings before tax		1,125
Income tax expense		(239)
Cash earnings before significant items (2)		886
Net profit attributable to outside equity interest		(9)
Cash earnings before significant items and after outside equity interest		877

	Half Year to		Fav / (Unfav) Change on
	Sep 04	Mar 04	Mar 04	Mar 04
				Ex FX(1)
	$m	$m	%	%
Net interest income		371
Other operating income		596
Total income		967
Operating expenses		(400)
Underlying profit		567
Charge to provide for doubtful debts		(88)
Cash earnings before tax		479
Income tax expense		(99)
Cash earnings before significant items (2)		380
Net profit attributable to outside equity interest		(5)
Cash earnings before significant items and after outside equity interest		375

(1)       Change expressed at constant exchange rates.

(2)       Refer to Note 1 for a reconciliation of Corporate & Institutional Banking’s result to Group net profit.

	Half Year to		Year to
Key Performance Measures	Sep 04	Mar 04	Sep 04	Sep 03
Performance & profitability
Cost to income ratio		41.4%		38.7%
Cash earnings per average FTE (annualised) ($’000) (3)		279		344
Net interest income
Net interest margin		0.56%		0.62%
Average balance sheet ($bn)
Core lending		37.6		39.4
Gross loans and acceptances		42.8		45.1
Interest-earning assets		130.8		135.9

(3)       Cash earnings before significant items and after outside equity interest.

	As at
	Sep 04	Mar 04	Sep 03
Asset quality
Gross non-accrual loans ($m)		719	793
Gross loans and acceptances ($bn)		43.0	44.5
Gross non-accrual loans to gross loans and acceptances		1.67%	1.78%
Specific provision to gross impaired assets		28.4%	24.6%
Full-time equivalent employees (FTE)		2,720	2,624

Management Discussion & Analysis – Wealth Management

WEALTH MANAGEMENT

Wealth Management operates a diverse portfolio of financial services businesses. It provides financial planning, insurance, private banking, superannuation and investment solutions to both retail and corporate customers and portfolio implementation systems and infrastructure services to financial advisers. The businesses operate across four regions, Australia, Europe (Great Britain & Ireland), New Zealand and Asia.

Operating Profit

			Fav / (Unfav)			Fav / (Unfav)
	Half Year to		Change on	Year to		Change on
	Sep 04	Mar 04	Mar 04	Sep 04	Sep 03	Sep 03
	$m	$m	%	$m	$m	%
Investments (1)		77			142
Insurance (2)		121			204
Private Bank		32			56
Other (including regulatory programs) (3)		(37)			(58)
Strategic investment expenditure		(16)			(28)
Profit from operations (after tax)		177			316
Investment earnings on shareholders’ retained profits and capital from life businesses		44			58
Operating profit after tax and outside equity interest		221			374
Revaluation profit/(loss) after tax		148			(200)
Net profit before significant items and after outside equity interest		369			174

(1)       Investments include funds management, funds administration and asset management. Investments exclude prior year adjustments.

(2)       Insurance includes retail insurance (retail risk insurance encompassing term, trauma and disability insurance, life insurance and general insurance agency) and group insurance.

(3)       Other includes Advice Solutions and other businesses and shareholders branches of the life companies. The costs of NAFiM investor compensation and enforceable undertakings are included in this line.

Key Performance Measures

			Fav / (Unfav)			Fav / (Unfav)
	Half Year to		Change on	Year to		Change on
	Sep 04	Mar 04	Mar 04	Sep 04	Sep 03	Sep 03
	$m	$m	%	$m	$m	%
Investment sales		7,104			12,189
Insurance sales		98			243
Debt sales		661			1,200

	As at			Increase/ (Decrease) on
	Sep 04	Mar 04	Sep 03	Mar 04	Sep 03
				%	%
Full-time equivalent employees (FTEs) (No.)		6,068	6,174
Bank channels:
- Australia		477	456
- Europe		171	187
Total Bank channels		648	643

Aligned channels:
- Australia		909	947
- Europe		55	64
- Asia		1,541	1,561
Total Aligned channels		2,505	2,572

Financial advisers (No.) (1)		3,153	3,215

Management Discussion & Analysis – Wealth Management

Investments

			Fav / (Unfav)			Fav / (Unfav)
	Half Year to		Change on	Year to		Change on
	Sep 04	Mar 04	Mar 04	Sep 04	Sep 03	Sep 03
	$m	$m	%	$m	$m	%
Total funds under management and administration ($bn)
Spot		76.7			73.1
Average		74.3			68.3

	As at
	Jun 04	Mar 04	Sep 03
Market share – Australia% (1)
Total Master Funds (2)		15.9	16.3
Annual Master Funds inflows		10.9	11.7
Annual Master Funds outflows		12.8	13.9
Retail funds management (ex cash mgmt)(2)		12.2	12.3
Annual Retail inflows (ex cash mgmt)		8.8	9.3
Annual Retail outflows (ex cash mgmt)		9.6	10.1
Corporate Master Funds (2)		12.6	14.5
Net annual Corporate Master Funds flows		18.4	5.3

(1)       Source: Plan for Life Australian Retail & Wholesale Investments Market Share & Dynamics Reports as at June 2004, March 2004 and September 2003. Plan for Life is now used to report Investments market share (previously ASSIRT) due to the additional reporting provided by Plan for Life on business drivers such as gross inflows and outflows.

(2)       Plum funds under administration included in market share reporting for the first time at June 2004. Corporate Master Funds are a subset of Total Master Funds and Retail Funds Management.

	Year ended 30 September 2004
Funds Under Management and	Opening Balance			Investment		Closing Balance
Administration	Sep 03	Inflows	Outflows	Earnings	Other (1)	Sep 04
	$m	$m	$m	$m	$m	$m
Platforms	36,992
Wholesale	16,538
Other Retail and Trustee	12,695
Australia	66,225
International	6,868
Total	73,093

	Year ended 30 September 2003
	Opening					Closing
Funds Under Management and	Balance			Investment		Balance
Administration	Sep 02	Inflows	Outflows	Earnings	Other	Sep 03
	$m	$m	$m	$m	$m	$m
Platforms	34,258	6,296	(5,595)	3,188	(1,155)	36,992
Wholesale	11,366	3,818	(1,854)	825	2,383	16,538
Other Retail and Trustee	13,358	493	(1,684)	466	62	12,695
Australia	58,982	10,607	(9,133)	4,479	1,290	66,225
International	6,590	1,559	(1,233)	222	(270)	6,868
Total	65,572	12,166	(10,366)	4,701	1,020	73,093

(1)       Other includes trust distributions and flows due to the sale/purchase of businesses and product closures.

Management Discussion & Analysis – Wealth Management

Insurance

	As at			Fav / (Unfav) Change on
	Sep 04	Mar 04	Sep 03	Mar 04	Sep 03
				%	%
Annual InForce Premiums ($m) (1)
Retail risk insurance		469.3	445.2
Group insurance		108.2	109.1
Market share – Australia (%) (2)
Retail risk insurance		15.0	14.7
New retail risk annual premiums		15.4	16.5

(1)       Annualised inforce premiums for Australia and New Zealand only. Inforce premiums for Asia are not shown in this table as they are Traditional in nature

(2)       Source: DEXX&R Life Analysis Reports as at March 2004, December 2003 and June 2003. Retail risk insurance includes term, trauma and disability insurance.

	Year ended 30 September 2004
Australia and New Zealand Annual Inforce Premiums (1)	Opening Balance Sep 03	Sales/New Business	Lapses & other movements	Closing Balance Sep 04
	$m	$m	$m	$m
Retail risk	445.2
Group risk	109.1
Total	554.3

Australia	526.0
New Zealand	28.3
Total	554.3

	Year ended 30 September 2003
Australia and New Zealand Annual Inforce Premiums (1)	Opening Balance Sep 02	Sales/New Business	Lapses & other movements	Closing Balance Sep 03
	$m	$m	$m	$m
Retail risk	389.1	87.6	(31.5)	445.2
Group risk	103.2	36.2	(30.3)	109.1
Total	492.3	123.8	(61.8)	554.3

Australia	465.5	121.8	(61.3)	526.0
New Zealand	26.8	2.0	(0.5)	28.3
Total	492.3	123.8	(61.8)	554.3

(1)       Inforce premiums for Asia are not shown in this table as they are Traditional in nature.

Investment earnings on shareholders’ retained profits and capital from life businesses

Asset mix - shareholder retained profits and capital from life business	As at Sep 04	As at Mar 04	As at Sep 03
	%	%	%
Equity		24.4	29.0
Fixed interest		22.8	24.0
Cash and others		56.6	51.8
Subordinated debt		(3.8)	(4.8)
Total		100.0	100.0

The asset mix is consistent with the investment profile of policyholder assets and regional regulatory requirements.

Investment earnings on shareholders’ retained profits and capital from life business			Fav / (Unfav) Change on Mar 04			Fav / (Unfav) Change on Sep 03
	Half Year to			Year to
	Sep 04	Mar 04		Sep 04	Sep 03
	$m	$m	%	$m	$m	%
Investments		28			31
Insurance		16			27
Total		44			58

Valuation and revaluation profit

NAFiM subsidiaries Market value summary ($m)	Net assets	Value of inforce business	Embedd -ed value	Value of future new business	Market value
Market value at 30 September 2003	1,572	2,463	4,035	2,598	6,633

Operating profits after tax of NAFiM subsidiaries (1)
Capital and other movements
Increase in shareholders net assets
Revaluation profit /(loss) components before tax:
• Business assumptions & roll forward
Roll forward of DCF (1)
Change in assumptions & experience
• Tax consolidations – transfer of franking credits to National Group
Revaluation profit/(loss) before tax
Foreign exchange excess movements
Market value at 30 September 2004

Revaluation Profit

The components comprising the revaluation profit are summarised below:

$m
Roll forward of DCF
Change in assumptions and experience
Revaluation profit/(loss) (pre tax consolidations) before tax
Tax consolidations - transfer of tax credits to the National Group
Revaluation profit/(loss) before tax
Income tax benefit on revaluation loss
Income tax benefit arising from election into tax consolidations
Revaluation profit after tax

Revaluation profit/(loss) after tax - excluding the impact of tax consolidations

NAFiM subsidiaries Market value summary ($m)	Net assets	Value of inforce business	Embedd -ed value	Value of future new business	At 30 Sep 04 Market value	At 30 Sep 03 Market value
By region
Australia						5,775
Europe						504
New Zealand						77
Asia						277
Market value at 30 September 2004						6,633
By business segment
Investments						3,707
Insurance						2,785
Other						141
Market value at 30 September 2004						6,633

	September 2004			September 2003
Assumptions applied in the determination of market value	New business multiplier	Risk discount rate	Franking credit assumptn	New business multiplier	Risk discount rate	Franking credit assumptn
		(%)	(%)		(%)	(%)
Insurance				9.1	11.0	70
Investments				9.1	11.0 - 12.0	70
New Zealand				6.8	11.25 - 12.50	70
Hong Kong				9.0	12.5	—

Management Discussion & Analysis – Other (including Group Funding & Corporate Centre)

OTHER (GROUP FUNDING & CORPORATE CENTRE)

Performance Summary

By Division			Fav / (Unfav) Change on Mar 04			Fav / (Unfav) Change on Sep 03
	Half Year to			Year to
	Sep 04	Mar 04		Sep 04	Sep 03
	$m	$m	$m	$m	$m	$m
Group Funding (1)		(49)			(12)
Corporate Centre		(68)			(65)
Other (2)		(117)			(77)

(1)       Excess capital has been included within the Group Funding result and comparatives have been reclassified.

(2)       Refer to Note 1 for a reconciliation of Other (including Group Funding & Corporate Centre) to Group net profit.

SECTION 4

RESULTS FOR THE YEAR ENDED 30 SEPTEMBER 2004

DETAILED FINANCIAL INFORMATION

The following section does not purport to be a set of financial statements. For the Group’s financial statements refer to the Appendix 4E filed with the ASX.

1.	Performance Summary by Division
2.	Net Interest Income
3.	Net Interest Margins & Spreads
4.	Average Balance Sheet & Related Interest
5.	Gross Loans & Advances
6.	Net Life Insurance Income
7.	Revenue
8.	Expenses
9.	Full Time Equivalent Employees
10.	Doubtful Debts
11.	Asset Quality
12.	Income Tax Reconciliation
13.	Significant Items
14.	Exchange Rates
15.	Capital Adequacy
16.	Cash Earnings per Share
17.	Risk Management

Detailed Financial Information - Note 1: Performance Summary by Division

1. PERFORMANCE SUMMARY BY DIVISION

Year to 30 September 2004	Note	FSA	FSE	FSNZ	CIB	Other(1)	Total Banking	WM	Elimina- tions(2)	Total Group
		$m	$m	$m	$m	$m	$m	$m	$m	$m
Net interest income	2
Net life insurance income (3)	6
Other operating income (4)	7
Net operating income
Operating expenses (5)	8
Underlying profit
Charge to provide for doubtful debts	10
Cash earnings before tax
Income tax expense - net life insurance income	6
Income tax (expense)/benefit - other	12
Cash earnings before significant items, distributions and outside equity interest
Wealth Management revaluation profit after tax
Goodwill amortisation
Net profit/(loss) before significant items
Significant items after tax	13
Net profit
Net profit attributable to outside equity interest
Net profit/(loss) attributable to members of the Company
Distributions
Earnings attributable to ordinary shareholders

(1)       Other includes Group Funding, Corporate Centre and elimination entries within Total Banking.

(2)       Elimination of inter-divisional income and expenses (eg. revenue sharing arrangements between divisions).

(3)       Net life insurance income is the profit before tax excluding net interest income of the life insurance and investments businesses of the statutory funds of the life insurance companies of the Group.

(4)       Other operating income excludes the net interest income and net life insurance income and revaluation profit/(loss).

(5)       Operating expenses excludes the life insurance expenses incorporated within net life insurance income (Wealth Management only). It includes pension expenses.

Year to 30 September 2003	Note	FSA	FSE	FSNZ	CIB	Other(1)	Total Banking	WM	Elimina- tions(2)	Total Group
		$m	$m	$m	$m	$m	$m	$m	$m	$m
Net interest income	2	3,519	2,327	651	848	(43)	7,302	117	—	7,419
Net life insurance income (3)	6	—	—	—	—	—	—	444	—	444
Other operating income (4)	7	1,950	938	329	1,102	75	4,394	733	(117)	5,010
Net operating income		5,469	3,265	980	1,950	32	11,696	1,294	(117)	12,873
Operating expenses (5)	8	(2,502)	(1,719)	(493)	(755)	(196)	(5,665)	(806)	117	(6,354)
Underlying profit		2,967	1,546	487	1,195	(164)	6,031	488	—	6,519
Charge to provide for doubtful debts	10	(298)	(247)	(21)	(70)	4	(632)	(1)	—	(633)
Cash earnings before tax		2,669	1,299	466	1,125	(160)	5,399	487	—	5,886
Income tax expense - net life insurance income	6	—	—	—	—	—	—	(126)	—	(126)
Income tax (expense)/benefit - other	12	(798)	(402)	(155)	(239)	82	(1,512)	(3)	—	(1,515)
Cash earnings before significant items, distributions and outside equity interest		1,871	897	311	886	(78)	3,887	358	—	4,245
Wealth Management revaluation loss after tax		—	—	—	—	—	—	(200)	—	(200)
Goodwill amortisation		(3)	(62)	(1)	—	(32)	(98)	—	—	(98)
Net profit/(loss) before significant items		1,868	835	310	886	(110)	3,789	158	—	3,947
Significant items after tax	13	—	—	—	—	—	—	—	—	—
Net profit/(loss)		1,868	835	310	886	(110)	3,789	158	—	3,947
Net (profit)/loss attributable to outside equity interest		—	—	—	(9)	1	(8)	16	—	8
Net profit/(loss) attributable to members of the Company		1,868	835	310	877	(109)	3,781	174	—	3,955
Distributions										(183)
Earnings attributable to ordinary shareholders										3,772

(1)       Other includes Group Funding, Corporate Centre and elimination entries within Total Banking.

(2)       Elimination of inter-divisional income and expenses (eg. revenue sharing arrangements between divisions).

(3)       Net life insurance income is the profit before tax excluding net interest income of the life insurance and investments businesses of the statutory funds of the life insurance companies of the Group.

(4)       Other operating income excludes the net interest income and net life insurance income and revaluation profit/(loss).

(5)       Operating expenses excludes the life insurance expenses incorporated within net life insurance income (Wealth Management only). It includes pension expenses.

Half Year to 30 September 2004	Note	FSA	FSE	FSNZ	CIB	Other(1)	Total Banking	WM	Elimina- tions(2)	Total Group
		$m	$m	$m	$m	$m	$m	$m	$m	$m
Net interest income	2
Net life insurance income (3)	6
Other operating income (4)	7
Net operating income
Operating expenses (5)	8
Underlying profit
Charge to provide for doubtful debts	10
Cash earnings before tax
Income tax expense - net life insurance income	6
Income tax (expense)/benefit - other	12
Cash earnings before significant items, distributions and outside equity interest
Wealth Management revaluation loss after tax
Goodwill amortisation
Net profit/(loss) before significant items
Significant items after tax	13
Net profit/(loss)
Net profit attributable to outside equity interest
Net profit/(loss) attributable to members of the Company
Distributions
Earnings attributable to ordinary shareholders

(1)       Other includes Group Funding, Corporate Centre and elimination entries within Total Banking.

(2)       Elimination of inter-divisional income and expenses (eg. revenue sharing arrangements between divisions).

(3)       Net life insurance income is the profit before tax excluding net interest income of the life insurance and investments businesses of the statutory funds of the life insurance companies of the Group.

(4)       Other operating income excludes the net interest income and net life insurance income and revaluation profit/(loss).

(5)       Operating expenses excludes the life insurance expenses incorporated within net life insurance income (Wealth Management only). It includes pension expenses.

Half Year to 31 March 2004	Note	FSA	FSE	FSNZ	CIB	Other(1)	Total Banking	WM	Elimina- tions(2)	Total Group
		$m	$m	$m	$m	$m	$m	$m	$m	$m
Net interest income	2	1,799	1,043	335	371	(29)	3,519	66	—	3,585
Net life insurance income (3)	6	—	—	—	—	—	—	455	—	455
Other operating income (4)	7	989	410	160	596	(45)	2,110	412	(66)	2,456
Net operating income		2,788	1,453	495	967	(74)	5,629	933	(66)	6,496
Operating expenses (5)	8	(1,254)	(895)	(246)	(400)	(71)	(2,866)	(436)	66	(3,236)
Underlying profit		1,534	558	249	567	(145)	2,763	497	—	3,260
Charge to provide for doubtful debts	10	(105)	(100)	(12)	(88)	—	(305)	—	—	(305)
Cash earnings before tax		1,429	458	237	479	(145)	2,458	497	—	2,955
Income tax expense - net life insurance income	6	—	—	—	—	—	—	(213)	—	(213)
Income tax (expense)/benefit - other	12	(430)	(150)	(79)	(99)	28	(730)	(5)	—	(735)
Cash earnings before significant items, distributions and outside equity interest		999	308	158	380	(117)	1,728	279	—	2,007
Wealth Management revaluation profit after tax		—	—	—	—	—	—	148	—	148
Goodwill amortisation		(6)	(31)	(1)	—	(15)	(53)	—	—	(53)
Net profit/(loss) before significant items		993	277	157	380	(132)	1,675	427	—	2,102
Significant items after tax	13	—	—	—	(252)	379	127	—	—	127
Net profit		993	277	157	128	247	1,802	427	—	2,229
Net profit attributable to outside equity interest		—	—	—	(5)	—	(5)	(58)	—	(63)
Net profit attributable to members of the Company		993	277	157	123	247	1,797	369	—	2,166
Distributions										(94)
Earnings attributable to ordinary shareholders										2,072

(1)       Other includes Group Funding, Corporate Centre and elimination entries within Total Banking.

(2)       Elimination of inter-divisional income and expenses (eg. revenue sharing arrangements between divisions).

(3)       Net life insurance income is the profit before tax excluding net interest income of the life insurance and investments businesses of the statutory funds of the life insurance companies of the Group.

(4)       Other operating income excludes the net interest income and net life insurance income and revaluation profit/(loss).

(5)       Operating expenses excludes the life insurance expenses incorporated within net life insurance income (Wealth Management only). It includes pension expenses.

Detailed Financial Information - Note 2: Net Interest Income

2. NET INTEREST INCOME

				Fav /			Fav /
				(Unfav)			(Unfav)
		Half Year to		Change on	Year to		Change on
	Note	Sep 04	Mar 04	Mar 04	Sep 04	Sep 03	Sep 03
		$m	$m	%	$m	$m	%
Group
Interest income
Loans to customers			7,589			14,425
Other			1,485			2,597
Total interest income	7		9,074			17,022
Interest expense
Deposits and other borrowings			(4,237)			(6,809)
Other			(1,252)			(2,794)
Total interest expense	8		(5,489)			(9,603)
Net interest income			3,585			7,419

By Division
Financial Services Australia			1,799			3,519
Financial Services Europe			1,043			2,327
Financial Services New Zealand			335			651
Retail Banking			3,177			6,497
Corporate & Institutional Banking			371			848
Other (incl. Group Funding & Corporate Centre)			(29)			(43)
Total Banking			3,519			7,302
Wealth Management			66			117
Net interest income			3,585			7,419

Detailed Financial Information - Note 3: Net Interest Margins & Spreads

3. NET INTEREST MARGINS & SPREADS

			Fav /			Fav /
			(Unfav)			(Unfav)
			Change on			Change on
	Half Year to		Mar 04	Year to		Sep 03
	Sep 04	Mar 04	basis pts	Sep 04	Sep 03	basis pts
	%	%		%	%
Group
Gross interest spread (1)		1.98			2.21
Interest forgone on impaired assets		(0.03)			(0.03)
Net interest spread (2)		1.95			2.18
Benefit of net free liabilities, provisions and equity		0.45			0.35
Net interest margin (3)		2.40			2.53

By Region
Australia (4)
Gross interest spread (1)		2.01			2.37
Interest forgone on impaired assets		(0.02)			(0.04)
Net interest spread (2)		1.99			2.33
Benefit of net free liabilities, provisions and equity		0.31			0.18
Net interest margin (3)		2.30			2.51

Europe (4)
Gross interest spread (1)		1.94			2.07
Interest forgone on impaired assets		(0.02)			(0.02)
Net interest spread (2)		1.92			2.05
Benefit of net free liabilities, provisions and equity		0.61			0.50
Net interest margin (3)		2.53			2.55

Other International (4)
Gross interest spread (1)		1.68			1.55
Interest forgone on impaired assets		(0.02)			(0.02)
Net interest spread (2)		1.66			1.53
Benefit of net free liabilities, provisions and equity		0.06			0.23
Net interest margin (3)		1.72			1.76

(1)       Gross interest spread represents the difference between the average interest rate earned (inclusive of interest forgone on impaired assets) and the average interest rate incurred on funds.

(2)       Net interest spread represents the difference between the average interest rate earned and the average interest rate incurred on funds.

(3)       Net interest margin is net interest income as a percentage of average interest-earning assets.

(4)       Australia, Europe and Other International include intragroup cross border loans/borrowings and associated interest.

	Interest earning assets ($bn) (1)						Net interest income ($m)
	Year to Sep 04		Year to Sep 03		Variance		Year to Sep 04		Year to Sep 03		Variance
Reconciliation of divisional margins to Group margin	$bn	Mix%	$bn	Mix%	$bn	%	$m	Mix%	$m	Mix%	$m	%
Financial Services Australia			112.1	38					3,519	48
Financial Services Europe			54.2	19					2,327	31
Financial Services New Zealand			24.0	8					651	9
Retail Banking			190.3	65					6,497	88
Wealth Management			7.0	2					117	2
Corporate & Institutional Banking			136.4	46					848	11
Other			10.3	4					(43)	(1)
Inter-divisional eliminations			(50.7)	(17)					—	—
Group			293.3	100					7,419	100

	Net interest margin			Contribution to Group margin (2)
Reconciliation of divisional margins to Group margin (cont’d)	Sep 04	Sep 03	Variance	Sep 04	Sep 03	Variance
Financial Services Australia		3.14%			1.20%
Financial Services Europe		4.30%			0.79%
Financial Services New Zealand		2.71%			0.22%
Retail Banking		3.42%			2.21%
Wealth Management		1.65%			0.04%
Corporate & Institutional Banking		0.62%			0.29%
Other		(0.42)%			(0.01)%
Inter-divisional eliminations		—			—
Group					2.53%

(1)       Interest-earning assets include intercompany balances.

(2)       Divisional net interest margin multiplied by % share of Group average interest-earning assets.

			Fav /			Fav /
			(Unfav)			(Unfav)
	Half Year to		Change on	Year to		Change on
	Sep 04	Mar 04	Mar 04	Sep 04	Sep 03	Sep 03
By Division	%	%	Basis pts	%	%	Basis pts
Net interest margin
Financial Services Australia		2.91			3.14
Financial Services Europe		4.16			4.30
Financial Services New Zealand		2.56			2.71
Corporate & Institutional Banking		0.56			0.62
Net interest spread
Financial Services Australia		2.39			2.68
Financial Services Europe		3.69			3.82
Financial Services New Zealand		2.78			3.00

Detailed Financial Information - Note 4: Average Balance Sheet & Related Interest

4. AVERAGE BALANCE SHEET & RELATED INTEREST

The following tables set forth the major categories of interest-earning assets and interest-bearing liabilities, together with their respective interest rates earned or paid by the Group. Averages are predominantly daily averages. Interest income figures include interest income on non-accruing loans to the extent cash payments have been received. Amounts classified as Other International represent interest-earning assets or interest-bearing liabilities of the controlled entities and overseas branches, excluding Europe. Non-accrual loans are included with interest-earning assets within loans and advances.

Average assets and interest income

	Year ended Sep 04			Year ended Sep 03
	Average balance	Interest	Average rate	Average balance	Interest	Average rate
	$m	$m	%	$m	$m	%
Interest-earning assets
Due from other financial institutions
Australia				8,022	349	4.35
Europe				19,944	668	3.35
Other International				3,264	76	2.33
Regulatory deposits
Europe				140	2	1.43
Other International				71	—	—
Marketable debt securities (1)
Australia				16,433	803	4.89
Europe				9,622	394	4.09
Other International				8,444	254	3.01
Loans and advances (2)
Australia				125,641	8,528	6.79
Europe				61,826	3,636	5.88
Other International				35,038	2,261	6.45
Other interest-earning assets (3)
Australia				1,129	(102)	n/a
Europe				2,126	109	n/a
Other International				1,618	44	n/a
Intragroup loans (4)
Europe				8,719	374	4.29
Other International				9,357	248	2.65
Average interest-earning assets and interest income incl. intragroup loans by:
Australia				151,225	9,578	6.33
Europe				102,377	5,183	5.06
Other International				57,792	2,883	4.99
Total average interest-earning assets and interest income incl. intragroup loans				311,394	17,644	5.67

	Year ended Sep 04			Year ended Sep 03
	Average balance	Interest	Average rate	Average balance	Interest	Average rate
	$m	$m	%	$m	$m	%
Intragroup loans eliminations				(18,076)	(622)	3.44
Total average interest-earning assets by:
Australia				151,225	9,578	6.33
Europe				93,658	4,809	5.13
Other International				48,435	2,635	5.44
Total average interest-earning assets				293,318	17,022	5.80
Non-interest-earning assets
Investments relating to life insurance business (5)
Australia				31,246
Europe				291
Other International				199
Acceptances
Australia				21,346
Europe				122
Other International				13
Property, plant and equipment
Australia				1,362
Europe				746
Other International				119
Other assets (6)
Australia				22,454
Europe				18,120
Other International				7,269
Total average non-interest-earning assets by:
Australia				76,408
Europe				19,279
Other International				7,600
Total average non-interest-earning assets				103,287
Provision for doubtful debts
Australia				(1,200)
Europe				(767)
Other International				(289)
Total average assets by:
Australia				226,433
Europe				112,170
Other International				55,746
Total average assets				394,349

Percentage of total average assets applicable to international operations				42.6%

Average liabilities and interest expense

	Year ended Sep 04			Year ended Sep 03
	Average balance	Interest	Average rate	Average balance	Interest	Average rate
	$m	$m	%	$m	$m	%
Interest-bearing liabilities
Term deposits and certificates of deposit (1) (7) (8)
Australia				38,335	1,652	4.31
Europe				30,097	952	3.16
Other International				21,105	863	4.09
Savings (short-term) deposits (7)
Australia				8,010	337	4.21
Europe				14,347	289	2.01
Other International				3,243	107	3.30
Other on-demand deposits (7)
Australia				36,290	1,041	2.87
Europe				14,081	221	1.57
Other International				7,730	118	1.53
Government and Official Institutions
Australia				894	36	4.03
Other International				1,948	23	1.18
Due to other financial institutions
Australia				13,182	548	4.16
Europe				25,426	980	3.85
Other International				14,764	314	2.13
Short-term borrowings (7)
Australia				6,665	315	4.73
Europe				45	2	4.44
Other International				4,125	48	1.16
Long-term borrowings
Australia				22,143	791	3.57
Other International				577	25	4.33
Other interest-bearing liabilities
Australia				835	424	n/a
Europe				2	1	n/a
Other International				1	371	n/a
Loan Capital
Australia				399	20	5.01
Europe				1,246	125	10.03
Intragroup loans (4)
Australia				18,076	622	3.44
Average interest-bearing liabilities and interest expense incl. intragroup loans by:
Australia				144,829	5,786	4.00
Europe				85,244	2,570	3.01
Other International				53,493	1,869	3.49
Total average interest-bearing liabilities and interest expense incl. intragroup loans				283,566	10,225	3.61

	Year ended Sep 04			Year ended Sep 03
	Average balance	Interest	Average rate	Average balance	Interest	Average rate
	$m	$m	%	$m	$m	%
Intragroup loans eliminations				(18,076)	(622)	3.44
Total average interest-bearing liabilities and interest expense by:
Australia				126,753	5,164	4.07
Europe				85,244	2,570	3.01
Other International				53,493	1,869	3.49
Total average interest-bearing liabilities and interest expense				265,490	9,603	3.62
Non-interest-bearing liabilities
Deposits not bearing interest
Australia				5,215
Europe				5,776
Other International				1,273
Liability on acceptances
Australia				21,346
Europe				122
Other International				13
Life insurance policy liabilities (5)
Australia				30,782
Europe				220
Other International				310
Other liabilities (6)
Australia				16,485
Europe				18,060
Other International				5,146
Total average non-interest-bearing liabilities by:
Australia				73,828
Europe				24,178
Other International				6,742
Total average non-interest-bearing liabilities				104,748

Equity

	Year ended Sep 04			Year ended Sep 03
	Average balance	Interest	Average rate	Average balance	Interest	Average rate
	$m	$m	%	$m	$m	%
Equity
Ordinary shares				6,559
Preference share capital				730
Trust Preferred Securities				5
National Income Securities				1,945
Contributed equity				9,239
Reserves				1,285
Retained profits				12,735
Parent entity interest				23,259
Outside equity interest in controlled entities				852
Equity				24,111

Total liabilities and equity				394,349
Percentage of total average liabilities applicable to international operations				45.8%

(1)       Interest income associated with NAB-issued certificates of deposit repurchased by the Group has been reclassified from marketable debt securities to term deposits and certificates of deposit. For the September 2003 year, an amount of $78 million was reclassified.

(2)       Includes non-accrual loans.

(3)       Includes interest on derivatives and escrow deposits.

(4)       The calculations for Australia, Europe and Other International include intragroup cross border loans/borrowings and associated interest.

(5)       Included within investments relating to life insurance business are interest-earning debt securities. The interest earned from these securities is reported in life insurance income, and has therefore been treated as non-interest earning for the purposes of this note. The assets and liabilities held in the statutory funds of the Group’s Australian life insurance business are subject to the restrictions of the Life Insurance Act 1995.

(6)       To ensure consistent classification across notes to the financial statements, the gross up of trading derivatives for Europe and Other International has been revised. For the September 2003 year, these gross up amounts are $9,934 million (Europe) and $2,154 million (Other International) respectively.

(7)       To ensure consistent classification across notes to the financial statements, some amounts were reclassified within categories of deposits and other borrowings. For the September 2003 year, an amount of $12,238 million was reclassified from term deposits and certificates of deposit to savings (short-term) deposits $908 million, other demand deposits $5,110 million and short-term borrowings $6,220 million. Associated interest expense was also reclassified.

(8)       The sum of term deposits and certificates of deposit equate to time deposits.

Detailed Financial Information - Note 5: Gross Loans & Advances

5. GROSS LOANS & ADVANCES

	As at			Fav / (Unfav) Change on
	Sep 04	Mar 04	Sep 03	Mar 04	Sep 03
	$m	$m	$m	%	%
By region
Australia		144,075	136,099
Europe		59,290	59,227
New Zealand		28,994	27,699
United States		2,685	3,367
Asia		3,056	3,516
Total gross loans and advances		238,100	229,908
Securitised loans		426	585

By product
Housing		118,866	111,487
Term lending		75,258	74,230
Overdrafts		16,656	17,205
Leasing		15,288	14,977
Credit cards		6,645	6,609
Other		5,387	5,400
Total gross loans and advances		238,100	229,908

As at Sep 04
By product & region	Australia	Europe	New Zealand	United States	Asia	Total
	$m	$m	$m	$m	$m	$m
Housing
Term lending
Overdrafts
Leasing
Credit cards
Other
Total gross loans and advances

Increase / (Decrease) from Mar 04
Movement from March 2004 excluding foreign exchange	Australia	Europe	New Zealand	United States	Asia	Total
	%	%	%	%	%	%
Housing
Term lending
Overdrafts
Leasing
Credit cards
Other
Total gross loans and advances

Increase / (Decrease) from Sep 03
Movement from September 2003 excluding foreign exchange	Australia	Europe	New Zealand	United States	Asia	Total
	%	%	%	%	%	%
Housing
Term lending
Overdrafts
Leasing
Credit cards
Other
Total gross loans and advances

By Division	FSA	FSE	FSNZ	CIB	WM	Other (1)	Total Group
	$m	$m	$m	$m	$m	$m	$m
As at 30 September 2004
Housing lending
Non-housing lending
Total gross loans and advances
As at 31 March 2004
Housing lending	84,319	17,184	12,236	601	4,952	(426)	118,866
Non-housing lending	41,335	29,218	10,584	37,122	2,211	(1,236)	119,234
Total gross loans and advances	125,654	46,402	22,820	37,723	7,163	(1,662)	238,100
As at 30 September 2003
Housing lending	79,062	16,570	11,309	590	4,541	(585)	111,487
Non-housing lending	39,277	29,287	10,178	38,072	2,000	(393)	118,421
Total gross loans and advances	118,339	45,857	21,487	38,662	6,541	(978)	229,908

(1)       Other housing lending includes securitised loans. Other non-housing lending includes Group Funding, Corporate Centre and intra-group elimination entries.

Detailed Financial Information - Note 6: Net Life Insurance Income

6. NET LIFE INSURANCE INCOME

	Half Year to		Fav / (Unfav) Change on Mar 04	Year to		Fav / (Unfav) Change on Sep 03
	Sep 04	Mar 04		Sep 04	Sep 03
	$m	$m	%	$m	$m	%
Premium and related revenue		456			949
Investment revenue		2,427			2,759
Life insurance income		2,883			3,708
Claims expense		(357)			(958)
Change in policy liabilities		(1,703)			(1,518)
Policy acquisition and maintenance expense		(346)			(713)
Investment management fees		(22)			(75)
Life insurance expenses		(2,428)			(3,264)
Net life insurance income		455			444
Interest expense - life insurance funds		(10)			(20)
Profit of life insurance funds before income tax		445			424
Income tax expense - life insurance funds		(213)			(126)
Net profit of life insurance funds before outside equity interest		232			298
Net (profit)/ loss attributable to outside equity interest		(58)			16
Net profit of life insurance funds after outside equity interest		174			314

Sources of Operating Profit from Life Companies life insurance funds

Life company - planned profit margins	127	240
Life company - experience profit/(loss)	3	6
Capitalised losses	—	10
Life company operating margins (1)	130	256
Investment earnings on shareholders’ retained profits and capital from life businesses	44	58

Net profit of life insurance funds after outside equity interest (2)	174	314

(1)       Reflects operating profit of all business written through life insurance funds, irrespective of the business type (investment or insurance).

(2)       Net profit after outside equity interest of life companies life insurance funds differs to operating profit after tax and outside equity interest on page 20 as it excludes NAFiM investor compensation and associated costs, strategic investment expenditure, and operating profits from the non-life businesses.

Net life insurance income is the profit before tax excluding net interest income of the life insurance and investments businesses of the life insurance funds of the life insurance companies of the Group. Refer to note 54 of the Group’s annual financial report 2004 for further details.

Detailed Financial Information - Note 7: Revenue

7. REVENUE

		Half Year to		Fav / (Unfav) Change on Mar 04	Year to		Fav / (Unfav) Change on Sep 03
	Note	Sep 04	Mar 04		Sep 04	Sep 03
		$m	$m	%	$m	$m	%
Interest income	2		9,074			17,022
Premium and related revenue			456			949
Investment revenue			2,427			2,759
Life insurance income	6		2,883			3,708
Wealth Management other operating income			412			733
Revaluation profit/(loss)			7			(160)
Wealth Management total income (1)			419			573
Total Banking other operating income
Dividends received			22			39
Profit on sale of property, plant and equipment and other assets			6			36
Loan fees from banking			720			1,427
Money transfer fees			486			1,023
Trading income (before significant items)			340			625
Foreign exchange income			(4)			12
Fees and commissions			367			757
Fleet service fees			49			85
Other income			124			390
Total Banking other operating income			2,110			4,394
Eliminations			(66)			(117)
Banking other operating income net of eliminations			2,044			4,277
Total revenue before significant items			14,420			25,580
Significant revenue
Proceeds from the sale of strategic shareholdings	13		993			—
Total revenue from ordinary activities			15,413			25,580

(1) Wealth Management total income excludes life insurance income. Refer to note 6 for further details.

Other operating income (before revaluation profit/(loss) and significant income) by Division

	Half Year to		Fav / (Unfav) Change on Mar 04	Year to		Fav / (Unfav) Change on Sep 03
	Sep 04	Mar 04		Sep 04	Sep 03
	$m	$m	%	$m	$m	%
Financial Services Australia		989			1,950
Financial Services Europe		410			938
Financial Services New Zealand		160			329
Retail Banking		1,559			3,217
Corporate & Institutional Banking		596			1,102
Other (incl. Group Funding & Corporate Centre)		(45)			75
Total Banking		2,110			4,394
Wealth Management		412			733
Eliminations		(66)			(117)
Other operating income		2,456			5,010

Detailed Financial Information - Note 8: Expenses

8. EXPENSES

	Half Year to			Fav / (Unfav) Change on Mar 04	Year to		Fav / (Unfav) Change on Sep 03
	Note	Sep 04	Mar 04		Sep 04	Sep 03
		$m	$m	%	$m	$m	%
Interest expense	2		5,489			9,603
Claims expense			357			958
Change in policy liabilities			1,703			1,518
Policy acquisition and maintenance expense			346			713
Investment management fees			22			75
Life insurance expenses	6		2,428			3,264

Wealth Management other operating expenses (1)			436			806

Total Banking other operating expenses
Personnel expenses
Salaries and related on costs			1,262			2,538
Superannuation			136			207
Other			133			235
			1,531			2,980
Occupancy expenses
Rental on operating leases			124			257
Depreciation and amortisation			33			65
Other			121			210
			278			532
General expenses
Advertising and marketing			94			161
Non-lending losses			47			65
Communications, postage and stationery			182			379
Depreciation and amortization			159			310
Fees and commissions			48			84
Computer equipment and software			139			277
Rental on operating leases			36			61
Professional fees			121			277
Travel			30			63
Freight and cartage			37			68
Operational (bank & bureau) charges			39			88
Other expenses			125			320
			1,057			2,153

Total Banking other operating expenses			2,866			5,665
Eliminations			(66)			(117)
Banking other operating expenses net of eliminations			2,800			5,548
Other operating expenses			3,236			6,354
Total operating expenses before significant items, goodwill and charge to provide for doubtful debts			11,153			19,221

(1) Wealth Management other operating expenses excludes life insurance expenses. Refer to note 6 for further details.

		Half Year to		Fav / (Unfav) Change on Mar 04	Year to		Fav / (Unfav) Change on Sep 03
	Note	Sep 04	Mar 04		Sep 04	Sep 03
		$m	$m	%	$m	$m	%

Significant expenses
Cost of sale of strategic shareholdings	13		678			—
Foreign currency options trading losses	13		360			—
Reversal of HomeSide non-lending loss provision	13		(64)			—
Total significant expenses			974			—
Total operating expenses before goodwill and charge to provide for doubtful debts			12,127			19,221
Amortisation of goodwill			53			98
Charge to provide for doubtful debts	10		305			633

Total operating expenses after significant Items			12,485			19,952

Operating expenses (before goodwill, significant expenses and charge to provide for doubtful debts) by Division

			Fav / (Unfav) Change on Mar 04			Fav / (Unfav) Change on Sep 03

	Half Year to			Year to
	Sep 04	Mar 04		Sep 04	Sep 03
	$m	$m	%	$m	$m	%
Financial Services Australia		1,254			2,502
Financial Services Europe		895			1,719
Financial Services New Zealand		246			493
Retail Banking		2,395			4,714
Corporate & Institutional Banking		400			755
Other (incl. Group Funding & Corporate Centre)		71			196
Total Banking		2,866			5,665
Wealth Management		436			806
Eliminations		(66)			(117)
Other operating expenses		3,236			6,354

Restructuring expenses

During 2002 the Group recognised restructuring costs of $580 million ($412 million after tax) resulting from its Positioning for Growth (PfG) program and related restructuring activities.

	Redundancies	Occu- pancy	Other	Total
	$m	$m	$m	$m
Total 2002 expenditure/provision	327	68	185	580
Expenditure in 2002 year	(101)	(20)	(177)	(298)
Provision balance as at 30 September 2002	226	48	8	282
Foreign exchange impact	(16)	(3)	(1)	(20)
Expenditure in September 2003 year	(131)	(18)	(3)	(152)
Provision balance as at 30 September 2003	79	27	4	110
Foreign exchange impact
Expenditure in September 2004 year
Provision balance as at 30 September 2004

Detailed Financial Information - Note 9: Full Time Equivalent Employees

9. FULL TIME EQUIVALENT EMPLOYEES (1)

	As at			Change on
By Region	Sep 04	Mar 04	Sep 03	Mar 04	Sep 03
	No.	No.	No.	%	%
Australia		24,442	23,880
Europe		13,307	13,104
New Zealand		4,661	4,688
United States		140	136
Asia		732	732
Total full time equivalent employees (FTEs)		43,282	42,540

By Division
Financial Services Australia		17,663	17,233
Financial Services Europe		11,661	11,411
Financial Services New Zealand		4,238	4,257
Retail Banking		33,562	32,901
Corporate & Institutional Banking		2,720	2,624
Other (incl. Group Funding & Corporate Centre)		932	841
Total Banking		37,214	36,366
Wealth Management		6,068	6,174
Total full time equivalent employees (FTEs)		43,282	42,540

Average half year FTEs		42,986	43,064

(1) Full-time equivalent staff include part-time staff (pro-rated) and non-payroll FTEs (ie. contractors).

Detailed Financial Information - Note 10: Doubtful Debts

10. DOUBTFUL DEBTS

Total charge for doubtful debts by Region	Half Year to		Fav / (Unfav) Change on Mar 04	Year to		Fav / (Unfav) Change on Sep 03
	Sep 04	Mar 04		Sep 04	Sep 03
	$m	$m	%	$m	$m	%
Australia		143			321
Europe		147			277
New Zealand		12			11
United States		4			34
Asia		(1)			(10)
Total charge to provide for doubtful debts		305			633

Total charge for doubtful debts
by Division
Financial Services Australia		105			298
Financial Services Europe		100			247
Financial Services New Zealand		12			21
Retail Banking		217			566
Corporate & Institutional Banking		88			70
Other (incl. Group Funding & Corporate Centre)		—			(4)
Total Banking		305			632
Wealth Management		—			1
Total charge to provide for doubtful debts		305			633

Movement in provisions for doubtful debts

	Year to Sep 04			Year to Sep 03
	Specific	General	Total	Specific	General	Total
	$m	$m	$m	$m	$m	$m
Opening balance				553	2,022	2,575
Transfer to/(from) specific/general provision				746	(746)	—
Bad debts recovered				217	—	217
Bad debts written off				(1,015)	—	(1,015)
Charge to profit and loss				—	633	633
Foreign currency translation and consolidation adjustments				(38)	(116)	(154)
Total provisions for doubtful debts				463	1,793	2,256

Detailed Financial Information - Note 11: Asset Quality

11. ASSET QUALITY

	As at			Change on
Summary of impaired assets	Sep 04	Mar 04	Sep 03	Mar 04	Sep 03
	$m	$m	$m	%	%
Gross non-accrual loans (1)		1,434	1,633
Gross restructured loans		—	—
Gross assets acquired through security enforcement		—	2
Gross impaired assets		1,434	1,635
Less: Specific provisions - non-accrual loans		(441)	(422)
Net impaired assets		993	1,213

(1)  As at 30 September 2001 through to 31 March 2004, a certain Australian exposure was classified as performing. However the classification of this exposure as non-accrual during this period is now considered more appropriate, and comparative information for these years has been restated to include the balance of this exposure including accrued interest of $263 million at 31 March 2004 and $254 million at 30 September 2003.

Total impaired assets by region	As at Sep 04		As at Mar 04		As at Sep 03
	Gross	Net	Gross	Net	Gross	Net
	$m	$m	$m	$m	$m	$m
Australia			770	559	912	674
Europe			347	199	375	248
New Zealand			37	17	202	187
United States			277	218	145	104
Asia			3	—	1	—
Total impaired assets			1,434	993	1,635	1,213

Movement in gross impaired assets	Australia	Europe	New Zealand	United States	Asia	Total
	$m	$m	$m	$m	$m	$m
Balance at 31 March 2003	1,086	447	35	241	1	1,810
New	238	131	199	—	—	568
Written off	(289)	(156)	(3)	(35)	—	(483)
Returned to performing or repaid	(123)	(20)	(23)	(41)	—	(207)
Foreign currency translation adjustments	—	(27)	(6)	(20)	—	(53)
Balance at 30 September 2003	912	375	202	145	1	1,635
New	158	149	25	160	2	494
Written off	(189)	(34)	(1)	—	—	(224)
Returned to performing or repaid	(111)	(135)	(190)	(9)	—	(445)
Foreign currency translation adjustments	—	(8)	1	(19)	—	(26)
Balance at 31 March 2004	770	347	37	277	3	1,434
New
Written off
Returned to performing or repaid
Foreign currency translation adjustments
Gross impaired assets at 30 September 2004

Gross non-accrual loans to gross loans & acceptances - by region	As at
	Sep 04	Mar 04	Sep 03
	%	%	%
Australia		0.48	0.59
Europe		0.58	0.63
New Zealand		0.13	0.73
United States		10.32	4.31
Asia		0.10	0.03
Total gross non-accrual loans to gross loans & acceptances		0.57	0.65

Group provisioning coverage ratios
Net impaired assets to total equity (1)		4.1	5.0
Net impaired assets to total equity plus general provision (1)		3.8	4.6
Specific provision to gross impaired assets		33.5	28.3
General and specific provisions to gross impaired assets		157.8	138.0
General provision to risk-weighted assets		0.64	0.71

(1) Total parent entity interest in equity.

The amounts below are not classified as impaired assets and therefore are not included in the summary on the previous page.

	As at			Change on
Memorandum disclosure	Sep 04	Mar 04	Sep 03	Mar 04	Sep 03
	$m	$m	$m	%	%
Accruing loans past due 90 days or more with adequate security (net) (2)		563	492
Accruing portfolio facilities past due 90 to 180 days (net)		28	23

90 days past due loans - by region (2)
Australia		517	436
Europe		33	41
New Zealand		11	15
Asia		2	—
Total 90 day past due loans (2)		563	492

(2)  The Group has revised its data collection procedures for establishing its 90 day past due exposures. This process now includes loans that are identified by the internal categories ‘watch’ or ‘substandard’ and are in arrears 90 days or more.

Detailed Financial Information - Note 12: Income Tax Reconciliation

12. INCOME TAX RECONCILIATION

	Half Year to		Year to
Group	Sep 04	Mar 04	Sep 04	Sep 03
	$m	$m	$m	$m
Profit from ordinary activities before income tax expense
Australia		1,967		3,309
Overseas		961		2,319
Add/deduct: (Profit)/loss from ordinary activities before income tax expense attributable to the life insurance statutory funds and their controlled trusts		(445)		(424)
Total profit from ordinary activities excluding that attributable to the statutory funds of the life insurance business, before income tax expense		2,483		5,204
Prima facie income tax at 30%		745		1,561
Add/(deduct) tax effect of permanent differences:
Assessable foreign income		13		26
Non-allowable depreciation on buildings		4		6
Rebate of tax on dividends, interest etc		(28)		(28)
Foreign tax rate differences		1		(4)
Amortisation of goodwill		16		29
Future income tax benefits no longer recognized		—		2
Under/(over) provision in prior year		(3)		(6)
Profit on sale of strategic shareholdings		(95)		—
Reversal of HomeSide non-lending loss provision		(19)		—
Effect of reset tax values on entering tax consolidation - Wealth Management (1)		(150)		—
Interest expense on exchangeable capital units		16		—
Other		(14)		(31)
Total income tax expense on profit from ordinary activities excluding that attributable to the statutory funds of the life insurance business		486		1,555
Income tax expense/(benefit) attributable to the statutory funds of the life insurance business		213		126
Total income tax expense		699		1,681
Effective tax rate excluding statutory funds attributable to the life insurance business		19.6%		29.9%

By Division
Financial Services Australia		430		798
Financial Services Europe		150		402
Financial Services New Zealand		79		155
Retail Banking		659		1,355
Corporate & Institutional Banking		99		239
Other (incl. Group Funding & Corporate Centre)		(28)		(82)
Total Banking		730		1,512
Wealth Management
Operating profit		218		129
Revaluation profit/(loss) - ordinary		9		40
Revaluation profit/(loss) - tax consolidations (1)		(150)		—
Total income tax expense before significant items		807		1,681
Significant items		(108)		—
Total income tax expense		699		1,681

(1)  Income tax benefit that has arisen due to the National’s election to consolidate for Australian income tax purposes.

Supplementary Income Tax Reconciliation Wealth Management	Half Year to		Year to
	Sep 04	Mar 04	Sep 04	Sep 03
	$m	$m	$m	$m
Operating profit before income tax
Australia		459		426
Overseas		38		61
Add/deduct: (Profit)/loss from ordinary activities before income tax expense attributable to the life insurance statutory funds and their controlled trusts		(445)		(424)
Total profit from ordinary activities excluding that attributable to the statutory funds of the life insurance business, before income tax expense		52		63
Prima facie income tax at 30%		16		19
Add/(deduct) tax effect of permanent differences:
Foreign tax rate differences		—		1
Under/(over) provision in prior year		(3)		(3)
Other		(8)		(14)
Total income tax expense/(benefit) on operating profit excl. that attributable to the statutory funds of the life insurance business		5		3
Income tax attributable to the statutory funds of the life insurance business		213		126
Total income tax expense/(benefit) attributable to operating profit		218		129
Effective tax rate excluding statutory funds attributable to the life insurance business		9.6%		4.8%

Banking operations
Cash earnings before significant items before income tax
Australia		1,488		3,047
Overseas		970		2,352
Total cash earnings		2,458		5,399
Prima facie income tax at 30%		737		1,620
Add/(deduct) tax effect of permanent differences:
Assessable foreign income		13		26
Non-allowable depreciation on buildings		4		6
Rebate of tax on dividends, interest etc		(28)		(28)
Foreign tax rate differences		1		(5)
Distributions outside the Group		(5)		(18)
Non-assessable branch income		(19)		(31)
Future income tax benefits no longer recognised		—		2
Over provision in prior year		—		(3)
Interest expense on exchangeable capital units		16		—
Other		11		(57)
Total income tax expense on cash earnings before significant items		730		1,512
Effective tax rate		29.7%		28.0%

Detailed Financial Information - Note 13: Significant Items

13. SIGNIFICANT ITEMS

			Fav / (Unfav) Change on Mar 04			Fav / (Unfav) Change on Sep 03

	Half Year to			Year to
	Sep 04	Mar 04		Sep 04	Sep 03
	$m	$m	%	$m	$m	%
Disposal of strategic shareholdings
Proceeds from the sale of strategic shareholdings	993				—
Cost of sale of strategic shareholdings	(678)				—
Net profit on sale of strategic shareholdings	315				—
Foreign currency options trading losses
Foreign currency options trading losses	(360)				—
Income tax benefit	108				—
Net loss on foreign currency options trading losses	(252)				—
Cost of foreign controlled entities sold - revision of accounting estimate
Reversal of HomeSide non-lending loss provision	64				—
Significant items after tax	127				—

Detailed Financial Information - Note 14: Exchange Rates

14. EXCHANGE RATES

Exchange rates

	Statement of Financial Performance				Statement of Financial Position Spot as at
	Average Half Year to		Average Year to
	Sep 04	Mar 04	Sep 04	Sep 03	Sep 04	Mar 04	Sep 03
British Pounds		0.4182		0.3824		0.4138	0.4072
Euros		0.6071		0.5648		0.6200	0.5850
United States Dollars		0.7409		0.6125		0.7591	0.6804
New Zealand Dollars		1.1400		1.1142		1.1466	1.1446

Impact on Statement of Financial Performance of exchange rate movements

Year to September 2004 since September 2003 Favourable/(unfavourable)	Europe	New Zealand	United States	Asia	Total
	$m	$m	$m	$m	$m
Net interest income
Other operating income
Other operating expenses
Charge to provide for doubtful debts
Income tax expense
Cash earnings before significant items, distributions and outside equity interest

Half year to September 2004 since March 2004 Favourable/(unfavourable)	Europe	New Zealand	United States	Asia	Total
	$m	$m	$m	$m	$m
Net interest income
Other operating income
Other operating expenses
Charge to provide for doubtful debts
Income tax expense
Cash earnings before significant items, distributions and outside equity interest

Impact on Statement of Financial Position of exchange rate movements

Since September 2003 increase/(decrease)	Europe	New Zealand	United States	Asia	Total
	$m	$m	$m	$m	$m
Housing
Term lending
Overdrafts
Leasing
Credit cards
Other
Gross loans and advances
Other assets
Total assets
Deposits and other borrowings

Since March 2004 increase/(decrease)	Europe	New Zealand	United States	Asia	Total
	$m	$m	$m	$m	$m
Housing
Term lending
Overdrafts
Leasing
Credit cards
Other
Gross loans and advances
Other assets
Total assets
Deposits and other borrowings

Detailed Financial Information - Note 15: Capital Adequacy

15. CAPITAL ADEQUACY

Regulatory capital position

Under guidelines issued by APRA, life insurance and funds management activities are excluded from the calculation of risk-weighted assets, and the related controlled entities are deconsolidated for the purposes of calculating capital adequacy. The intangible component of the investment in these controlled entities (the difference between the appraisal value and the embedded value) is deducted from Tier 1 capital, and the embedded value is deducted from the total of eligible Tier 1 and Tier 2 capital. Additionally, any profits from these activities included in the Group’s results are excluded from the determination of Tier 1 capital to the extent that they have not been remitted to the Company in the form of dividends. A reconciliation of capital under the different bases is provided.

		As at
	Reconciliation to shareholders funds	Sep 04	Mar 04	Sep 03
		$m	$m	$m
	Contributed equity		8,949	9,728
	Reserves		784	893
	Retained profits		14,619	13,786
	Outside equity interest		3,558	2,804
	Estimated reinvestment under dividend reinvestment plan		1,265	140
Less:	Goodwill		(682)	(740)
	Estimated final dividend		(1,265)	(1,248)
	Intangible assets - Wealth Management		(2,448)	(2,448)
	Asset revaluation reserve		(16)	(16)
	Deconsolidation of Wealth Management profits (net of dividends)		(535)	(290)
	FITB (excluding FITB on the general provision for doubtful debts) (1)		—	(66)
	Non - qualifying outside equity interest		(3,558)	(2,804)
	Capitalised expenses		—	—
	Tier 1 Capital		20,671	19,739
	Asset revaluation reserve		16	16
	General provision for doubtful debts		1,254	1,248
	Perpetual floating rate notes		329	367
	Dated subordinated debts		5,268	5,390
	Exchangeable capital units		1,262	1,262
	Notional revaluation of investment securities to market		4	37
	Tier 2 Capital		8,133	8,320
	Other deductions (2)		(2,922)	(3,591)
	Total regulatory capital		25,882	24,468
	Risk-weighted assets - credit risk (3)		256,489	250,209
	Risk-weighted assets - market risk (4)		21,750	4,057
	Total risk-weighted assets (3)		278,239	254,266
	Risk adjusted capital ratios
	Tier 1		7.43%	7.76%
	Tier 2		2.92%	3.27%
	Deductions		(1.05)%	(1.41)%
	Total capital		9.30%	9.62%

(1)       APRA requires any excess FITB (excluding FITB impact on the general provision for doubtful debts) over the provision for deferred income tax liabilities be deducted from Tier 1 capital.

(2)  Represents investment in non-consolidated controlled entities, net of intangible component deducted from Tier 1 (Mar 04: $2,922 million, Sep 03: $2,959 million).

(3)       Risk-weighted assets for prior periods have been restated. The revision primarily relates to New Zealand and the reporting of unutilised limits in Corporate & Institutional Banking and to capture additional retail lending products. Certain categories of residential mortgages across risk-weightings were also reclassified. As a result, risk-weighted assets as at 30 September 2003 and 31 March 2004 have been increased by $1,901 million and $1,438 million respectively.

(4)       From 31 March 2004, risk-weighted assets - market risk is calculated based on the Standard Method. Prior periods were based on the Internal Model Approach.

	As at
Adjusted common equity ratio reconciliation	Sep 04	Mar 04	Sep 03
	$m	$m	$m
Tier 1 Capital		20,671	19,739
Adjusted for:
National Income Securities		(1,945)	(1,945)
Preference shares		—	(730)
Trust Preferred Securities		(975)	(975)
Other deductions		(2,922)	(3,591)
Adjusted common equity		14,829	12,498
Total risk-weighted assets		278,239	254,266
Adjusted common equity ratio		5.33%	4.92%

	As at
Reconciliation of market value of NAFiM subsidiaries to Wealth Management deduction from capital	Sep 04	Mar 04	Sep 03
	$m	$m	$m
NAFiM subsidiaries market value		6,662	6,633
Adjusted for:
Net liabilities of NAFiM not in the mark to market valuation environment		(77)	(286)
Net assets of other WM entities not in the NAFiM group		41	42
Debt from the National used to fund acquisition of existing Europe and NZ businesses on 1 January 2002		(467)	(474)
Market value uplift in NAFiM upon introduction of AASB 1038 in the year to September 2000		(217)	(217)
Cumulative tax on revaluation profit and other adjustments		(37)	(1)
Total Wealth Management deduction from capital		5,905	5,697

Represented by:
Wealth Management deductions from Tier 1 Capital
Intangible Assets		2,448	2,448
Deconsolidation of Wealth Management profits (net of dividends)		535	290
Wealth Management deductions from total capital
Investment in non-consolidated controlled entities (net of intangible component deducted from Tier 1)		2,922	2,959
Total Wealth Management deduction from capital		5,905	5,697

Detailed Financial Information - Note 16: Cash Earnings per Share

16. CASH EARNINGS PER SHARE

	Year to
	Sep 04		Sep 03
	Basic	Diluted (1)	Basic	Diluted (1)
Earnings ($m)
Cash earnings before significant items (2)			4,070	4,070
Potential dilutive adjustments
Interest expense on exchangeable capital units (3)			—	90
Adjusted cash earnings before significant items			4,070	4,160
Weighted average ordinary shares (no. millions)
Weighted average ordinary shares			1,516	1,516
Potential dilutive ordinary shares
Options			—	4
Partly paid ordinary shares			—	1
Exchangeable capital units			—	65
Total weighted average ordinary shares			1,516	1,586
Cash earnings before significant items per share (cents)			268.5	262.3

	Half Year to
	Sep 04		Mar 04
	Basic	Diluted (1)	Basic	Diluted (1)
Earnings ($m)
Cash earnings before significant items (2)			1,850	1,850
Potential dilutive adjustments
Interest expense on exchangeable capital units (3)			—	55
Adjusted cash earnings before significant items			1,850	1,905
Weighted average ordinary shares (no. millions)
Weighted average ordinary shares			1,505	1,505
Potential dilutive ordinary shares
Options			—	4
Partly paid ordinary shares			—	—
Exchangeable capital units			—	65
Total weighted average ordinary shares			1,505	1,574
Cash earnings before significant items per share (cents)			122.9	121.1

(1)       The weighted average diluted number of ordinary shares includes the impact of options, performance rights, partly paid ordinary shares and potential conversion of exchangeable capital units.

(2)       Refer to page 2 for a reconciliation of cash earnings before significant items to Group net profit.

(3)       From 1 October 2003, the Group has taken the decision not to book the tax benefit on the interest expense in relation to the exchangeable capital units following the receipt of an ATO assessment.

Detailed Financial Information - Note 17: Risk Management

17. RISK MANAGEMENT

Market risk

The management of market risk will be discussed in detail in the Group’s annual financial report 2004, at Risk Management and Note 45 Derivative Financial Instruments.  Please refer to that report for detailed information regarding the management of risk.

Trading risk

The following table shows the Group’s Value at Risk (VaR) for the Group’s trading portfolios, including both physical and derivative positions.  The figures reflect the potential losses across products and regions in which the Group operates.

Value at risk at 99% confidence level	Average value Year to		Minimum value Year to (1)		Maximum value Year to (1)
	Sep 04	Sep 03	Sep 04	Sep 03	Sep 04	Sep 03
	$m	$m	$m	$m	$m	$m
Foreign exchange risk		7		2		20
Interest rate risk		17		9		25
Volatility risk		4		2		7
Commodities risk		1		—		1
Diversification benefit		(7)		n/a		n/a
Total		22		14		35

Value at risk at 99% confidence level	Average value Half Year to		Minimum value Half Year to (1)		Maximum value Half Year to (1)
	Sep 04	Mar 04	Sep 04	Mar 04	Sep 04	Mar 04
	$m	$m	$m	$m	$m	$m
Foreign exchange risk		11		1		39
Interest rate risk		15		9		21
Volatility risk		8		3		20
Commodities risk		1		1		2
Diversification benefit		(8)		n/a		n/a
Total		27		12		55

(1)       Value at risk is measured individually according to foreign exchange risk, interest rate risk, volatility risk and commodities risk. The individual risk categories do not sum up to the total risk number due to portfolio effect. Risk limits are applied in these categories separately, and against the total risk position.

VaR measures the adverse changes in the trading portfolio value brought about by daily changes in market rates at a 99% confidence level.

Detailed Financial Information - Note 17: Risk Management

Balance sheet risk

a) Structural interest rate risk

The table below presents a summary of the aggregated structural earnings at risk relating to non-trading assets and liabilities. Based on the structural interest rate risk position at balance date, the table shows the possible impact on net income for the year ending September 30, 2005 of an immediate 1% parallel movement in interest rates across the whole yield curve.

	Forecast effect on net income 2005 (1)		Forecast effect on net income 2004 (2)
	Rates 1% up	Rates 1% down	Rates 1% up	Rates 1% down
	$m	$m	$m	$m
Australian operations			(45)	45
Non-Australian operations			(45)	31

(1) Represents the forecast effect on net interest income for the year ending September 30, 2005.

(2) Represents the forecast effect on net interest income (as at September 30, 2003) for the year ended September 30, 2004.

b) Structural foreign exchange rate risk

Refer table below.

c) Liquidity risk

Refer to the Group’s annual financial report 2004 at Risk Management for a detailed discussion of the management of these risks.

Operational, credit & country risk

Refer to the Group’s annual financial report 2004 at Risk Management for a detailed discussion of the management of these risks.

Derivatives fair values

This table shows the fair value of all derivative instruments held or issued by the Group.  It includes trading and other than trading contracts.

	As at Sep 04			As at Sep 03
	Notional principal	Credit equivalent	Fair value	Notional principal	Credit equivalent	Fair value
	$m	$m	$m	$m	$m	$m
Foreign exchange rate-related
contracts
Spot and forward contracts				266,535	7,365	(1,262)
Cross currency swaps				90,249	6,863	(522)
Futures				89	—	—
Options				253,481	4,655	127
				610,354	18,883	(1,657)
Interest rate-related contracts
Forward rate agreements				86,308	39	1
Swaps				598,155	14,155	236
Futures				306,649	—	(3)
Options				100,193	582	24
				1,091,305	14,776	258
Other contracts				13,385	899	(143)
Total derivative financial instruments				1,715,044	34,558	(1,542)
Deduct : Non consolidated controlled entities				4,515	182	234
Total derivative financial instruments reported for Capital Adequacy				1,710,529	34,376	(1,776)

SIGNATURE PAGE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL AUSTRALIA BANK LIMITED

/s/ Susan Crook
Date: 4 November 2004	Title:	Associate Company Secretary